Exhibit 12.1

Ratio of earnings to fixed charges

Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.

For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes and fixed charges. “Fixed charges” consist of interest on all indebtedness and an interest factor attributable to rentals. The percent of rental expense included in the calculation of fixed charges is a reasonable approximation of the interest factor.

The pro-forma ratio of earnings to fixed charges for the year ended December 31, 2004, reflects the estimated effect on interest expense of the replacement of $115.1 million of senior indebtedness under our credit agreement with $115.1 million of 2.50% convertible senior subordinated notes as if the debt replacement occurred at the beginning of the period.

	Years Ended										Pro forma
	December 31, 2000		December 31, 2001		December 31, 2002		December 31, 2003		December 31, 2004		December 31, 2004

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$34,286		$30,824		$24,513		$18,868		$12,774		$10,944
Portion of rental expense deemed to represent interest	1,114		919		688		653		883		883

Total fixed charges	$35,400		$31,743		$25,201		$19,521		$13,657		$11,827

Earnings:
Income (loss) from continuing operations before income taxes	$30,178		$38,134		$53,361		$53,009		$49,562		$51,392
Fixed charges	35,400		31,743		25,201		19,521		13,657		11,827

Total earnings (loss) for computation of ratio	$65,578		$69,877		$78,555		$72,523		$63,219		$63,219

Ratio of earnings to fixed charges	1.85	x	2.20	x	3.12	x	3.72	x	4.63	x	5.35	x